Filed Pursuant to Rule 424(b)(3)
Registration No. 333-208751

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 5 DATED JUNE 14, 2019
TO THE PROSPECTUS DATED APRIL 11, 2019

This document supplements, and should be read in conjunction with, our prospectus dated April 11, 2019, as supplemented by Supplement No. 1 dated April 11, 2019, Supplement No. 2 dated May 2, 2019, Supplement No. 3 dated May 17, 2019 and Supplement No. 4 dated June 3, 2019. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose our entry into a new financing for our Elston Plaza property.

Financing for Elston Plaza

On June 11, 2019, or the Effective Date, RPT Elston Plaza, LLC, or RPT Elston Plaza, a Delaware limited liability company and our indirect wholly-owned subsidiary, as borrower, entered into a mortgage and security agreement and promissory note providing for a $17.6 million secured, non-recourse loan, or the State Farm loan, with State Farm Life Insurance Company, or State Farm, which is not affiliated with us or any of our affiliates.

The State Farm loan is secured by Elston Plaza, which is comprised of a 92,806 square foot retail property on a 5.80 acre site, located in Chicago, Illinois. We acquired Elston Plaza for a gross purchase price of $28.35 million on December 31, 2018, exclusive of closing costs, and own it through RPT Elston Plaza. Elston Plaza contains eleven tenants occupying 95.5% of the building. Also on the Effective Date and in connection with the State Farm loan, RPT Elston Plaza executed an environmental indemnification agreement to and for the benefit of State Farm, which provides for certain indemnifications if Hazardous Materials (as defined in the State Farm loan agreement) are found or produced at Elston Plaza or Elston Plaza is not otherwise kept in material compliance with current environmental laws and regulations with respect to Hazardous Materials.

The interest rate for the State Farm loan is fixed at 3.89% with interest-only payments for the first 24 months of the term, followed by payments including interest and principal based on a 30-year amortization schedule for the remainder of the seven year term. The maturity date of the State Farm loan is July 1, 2026 with no extension options. The State Farm loan permits voluntary prepayment of the full amount of the State Farm loan (a) from month 24 through 48, subject to a prepayment premium equal to the greater of 1% of the principal balance or a yield maintenance calculation, (b) from month 49 through 60, subject to a prepayment premium of 1% of the principal balance, or (c) at par during the last 24 months of the term. Additionally, the Loan contains a one-time option to be assumed by a new borrower subject to satisfaction, in State Farm’s sole discretion, of specified conditions and payment of a fee equal to 1.0% of the outstanding balance of the Loan.

RPT Elston Plaza paid loan financing costs of approximately $185,000, comprised of lender fees, legal costs and other customary closing costs.

Proceeds of $17.6 million under the State Farm loan were applied to our existing Wells Fargo line of credit. Prior to closing of the State Farm loan, Elston Plaza served as additional collateral under the Wells Fargo line of credit.